Filed by Atna Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Canyon Resources Corporation
Commission File Number:   001-11887

Forward Looking Statements

The transcripts contain forward-looking statements, including statements regarding the timing of the special meeting of stockholders and closing of the merger that involve known and unknown risks, uncertainties and other factors that may cause actual outcomes to differ materially from outcomes express or implied by this press release. Such risk factors include, among others that the matters submitted for stockholder approval at the special meeting of stockholders may not be approved. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors section of the Form F-4 filed with the SEC on January 17, 2008, and from time to time in Atna’s other reports filed with the SEC.

Additional Information and Where to Find It

In connection with the merger between Atna and Canyon, on January 17, 2008, Atna filed with the SEC a registration statement on Form F-4, which contains a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CANYON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATNA, CANYON AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Atna with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Atna with the SEC by directing a request to: Atna Resources Ltd., 510 - 510 Burrard Street, Vancouver, B.C., Canada V6C 3A8, attention: Kendra Johnston.

Canyon and Atna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Investors and security holders may obtain detailed information regarding the direct and indirect interests of these respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

The following documents are filed with the Securities and Exchange Commission pursuant to Rule 425 in connection with the proposed merger transaction between Atna Resources Ltd. and Canyon Resources Corporation:

Description of Documents

CFRA radio transcript of interview of February 27, 2008 with David Watkins, President and Chief Executive Officer of Atna Resources Ltd.

BNN radio transcript of interview of February 28, 2008 with David Watkins, President and Chief Executive Officer of Atna Resources Ltd.

CFRA Transcript of Interview of February 27, 2008

DISCUSSION WITH DAVID WATKINS OF ATNA RESOURCES

GREG HEBERT (HOST): We travel to Nevada for the midweek mining segment today and say hello to David Watkins, the President and CEO of Atna Resources, which is a gold explorer with development and production prospects on the horizon. David, how are you today?

DAVID WATKINS (PRESIDENT AND CEO, ATNA RESOURCES): Very well, thanks Greg, pleasure to be with you.

GREG HEBERT: Well it’s nice to have you here and certainly some interesting and very encouraging news releases that have been coming out of your company in recent weeks, and we have a lot to talk about. But first off, let’s introduce you to the listeners. Tell us a bit more about Atna Resources and the size and scope of your company.

DAVID WATKINS: Ok, well Atna has for the last five years really been focused on gold exploration and development mainly in Nevada, which is we feel our backyard and one of the world’s richest and most productive gold mining district, a place where new ore bodies continue to be found and therefore it seemed like prime hunting ground. We’ve had a great deal of success over the last several years with the discovery of a new ore body that we call the Pinson deposit on a property that we had under option from Barrick, and that is one of the major issues that’s going forward with the company right now. And that combined with corporate developments where we’re trying to acquire another company that fits very well we think is the story we have going forward.

GREG HEBERT: We’ll talk a bit more about your main properties and what we can look forward to hearing from them in the next of couple of minutes, but David I want to ask you first about your relationship with Canyon Resources. There have been a couple of items in the news recently about that company, maybe you can describe the nature of the relationship you have with Canyon and I understand you’re working on a merger right now.

DAVID WATKINS: That’s correct, yes. It’s a friendly merger that has been recommended by the board and the management of Canyon. We think that the combination of the two companies, well it will create a multimillion ounce gold company with something on the order of four million ounces of resources, and as importantly as all anything we see the potential for near term production. Atna’s lead project, the Pinson property as I mentioned, is presently being operated by Barrick where they’re spending 30 million dollars to earn, increase their earned interest. Canyon has several deposits that we think are ready for being built and we’ll take control of our own destiny back, and that’s really the driver behind the merger. I think one should add perhaps that there would be, that the combined companies would create a good pipeline of gold development projects and a real strong focus on the Western United States. We’ve got a great, each company has great management teams that actually fit very well together, and as importantly as anything it unlocks the opportunity to finance these things and carry them forward without necessarily having to go into the equity markets.

GREG HEBERT: Obviously merging your operations with Canyon gives you the physical properties that Canyon holds right now but you also benefit by merging your workforces, your expertise, your knowledge-base, everything else along with it, and we know that if there is any crisis right now in the entire mining industry it’s manpower, it’s finding enough bodies to do the work that you’ve got to do. How will combining your operations with Canyon help you on that front?

DAVID WATKINS: Well you’re exactly right in identifying one of the big problems to the industry right now and as I said before the management teams of both companies are quite complimentary to one another. The Canyon group has a very strong operations and financial team, the Atna side brings strong management and exploration expertise, and putting the two together we think will really give us all the elements that we require to build a proper mid-tier company, which is our objective out of all this. And I would add that Canyon, in addition, have a number of the site people that we require to go forward with immediate development, including project manager, process superintendent and some other staff that will help us build very quickly into an operating entity.

GREG HEBERT: So let’s put the focus now on your main properties. You obviously mentioned Pinson, which is I guess the flagship property, but you’ve also got properties called Jarbridge and Clover. Maybe you can tell us a bit more about what is going on at (inaudible).

DAVID WATKINS: Sure, well Pinson is, as I mentioned previously Barrick are presently in the process of spending 30 million dollars and to further the advancement and development of the property. We anticipate that they will complete that expenditure before April 2009 and it’s our view that will be enough to have the property into production. So we’ll have in effect a pre-revenue stream, and if they do that indeed we’ll have a 30 percent interest. The other properties that we have are exploration stage properties. Clover is one, as we focused on the development ourselves of the Pinson property prior to Barrick exercising its (inaudible) we had a number of other properties and we chose to farm some of them out, to spread our risk and to enable us to really focus on the major project that we had. So the Clover property in particular is farmed out to a company called... was Meridian and now is Yamana Gold, significant gold producer in its own right, and they’ve recognized the potential on Clover. They’re presently, excuse me, they were drilling up to November when they got closed by winter weather. They’ll be back in the spring but some of the early (inaudible) they had, cut some good high grade intersections that have us quite excited and looking forward to the rest of the work.

Jarbridge is an exploration property, we carried out a program ourselves and we’re currently evaluating the results and determining whether or not to go forward on it.

GREG HEBERT: Once again we’re speaking with David Watkins, the President and CEO of Atna Resources. Now, David, when you start dangling names around like Meridian and Yamana and Barrick Gold, you certainly will (inaudible) the interest of anyone in this sector of the investment world. What does it tell you that you’ve got either properties associated with or support and backing of those big heavyweights in the field?

DAVID WATKINS: I think that speaks to the quality of the projects that we’ve put together and it speaks to the quality of the management that we have and the way we run our business in Atna. And I would add that to those names, if we’re successful with the acquisition of Canyon we bring on some very strong partners on that side, including Newmont for example.

GREG HEBERT: Very, very interesting. Well let’s talk about the nuts and bolts of mining then. If everything in the test results live up to expectations, particularly at Pinson but at all of your properties, what would be the nature of the mining operation itself, how easy, I guess the question is how easy will it be to get the gold out of the ground?

DAVID WATKINS: Well that’s a really good question and we’ve got really good answers for it. On the Canyon side the first property that we would build toward production is really a restart of a mine that was previously operated by Canyon, it’s called the Briggs property in California, and it’s fully permitted and is still, in fact is producing a very small amount of gold, somewhere between 100 and 200 ounces per quarter, just enough to kind of maintain the property going forward, and with the restart we’ve build out the (inaudible) pads and do pre-strip on the pit and be in a position where that would be operating before the end of this year.

The second property that Canyon... I should add, excuse me, backing up a little bit, that we’d expect to start (inaudible) to be 35,000 to 40,000 ounces of gold production annually, and we can see ways in which can (inaudible) that up to perhaps 60,000 ounces over another period of time.

The second property that Canyon has is the Reward property, which is just across the border from Briggs in Nevada, so it brings good synergies with the management and process people and in fact the processing from Reward in part would happen on the Briggs property anyhow. Now that’s feasibility completed. The feasibility was actually made public last week and the permitting is well advanced so we would anticipate the possibility of having that running as early as the second quarter of 2009.

So put the two together and we would see perhaps 70,000 to 80,000 ounces of annual production with a fairly short term potential to ramp it up by another 20,000 ounces, taking us into the range of 100,000. Now meanwhile Barrick is carrying on in the Pinson property and, as I mentioned previously, we think their goal is to spend their 30 million dollars that they’re required to clawback to a 70 percent interest at which point I think they may pull the trigger and put it into production right away, and we would anticipate that our share might be at least 40,000 ounces per annum from that although they’re reevaluating the possibility of a much larger operation and we look forward to seeing the results from the program they’re presently carrying out.

GREG HEBERT: Seemingly all very encouraging stuff. One last question for you David, your share price has been holding kind of in 1.40 dollar to 2 dollar range over the course of, at least in the last year or so. I was just wondering if you had a message for your shareholders.

DAVID WATKINS: Hang in there. I think there’s a lot of anticipation, there is some, there’s a lot of interest in the actual work that Barrick is doing and I think that there are a lot of people in the wings waiting for the Canyon transaction to actually happen. It’s not, it ain’t over until it’s over but I think once that’s behind us and we start moving towards production we’ll see a very substantial reevaluation in the share price.

GREG HEBERT: Well for those who are perhaps interested in taking advantage of that the ticker symbol on the TSX is ATN. David Watkins is the President and CEO of Atna Resources. David, best of luck with all these projects and certainly sounds like we’ve got plenty of cause to have you back on the show in the near future to give us an update on how things are progressing.

DAVID WATKINS: Thank you very much Greg, I’d really look forward to that. (sf)

BNN Transcript of Interview of February 28, 2008

ATNA RESOURCES MERGES WITH CANYON RESOURCES

LINDA SIMS (HOST): Well the gold production race is getting tighter. As the gap between supply and demand increases more companies are consolidating to keep up with higher costs and lower reserves. And my next guest has done just that. Atna Resources has announced a merger with Canyon Resources. So why is this a good fit? David Watkins is the President and CEO of Atna and he’s here to tell us all about it. Good morning David.

DAVID WATKINS (PRESIDENT AND CEO, ATNA RESOURCES): Good morning Linda.

LINDA SIMS: So what was the attraction with Canyon?

DAVID WATKINS: Canyon is a very nice fit with Atna. Both companies have gold assets and we’re both focused in the Western United States. Atna’s assets are under the control of Barrick now, who are developing our discovery as a partner, and Canyon have some projects that need funding that Atna has to move them into production. So we’re taking some control of our own destiny and we have good management teams that are complimentary to one another so we’ve got a great fit, common areas and common interests.

LINDA SIMS: Now, we still have to wait for the shareholder vote. Are you confident that this is going to come through?

DAVID WATKINS: We still have to wait for the shareholder vote and it’s a very challenging situation because it’s an old company that has a shareholder base very widely distributed, and one of things we struggle against is shareholder apathy in the case where we require, we know we’ll get a majority of the voting shares easily coming our way, but we have to get a majority of all the issues and outstanding shares and that’s the challenge to us.

LINDA SIMS: And how, if this goes through, what is that going to do to your reserve position?

DAVID WATKINS: It will double it. The... Atna presently has a 70 percent interest in the Pinson property, which has about 2.2 million ounces, and Canyon’s reserves and resources total just over 2 million ounces as well.

LINDA SIMS: Now you’ve mentioned that you are already in partnership with Barrick Gold, on another project you’re in partnership with Yamana Gold, why was it important to bring these players into the mix?

DAVID WATKINS: I think having companies like Barrick and Yamana, and when Canyon comes on they have Newmont as a partner, I think it really, it does several things, it brings a lot of technical expertise and depth but it also is a reflection of the quality of the teams that we’ve both put together, with good teams of people, good projects that are recognized by these senior companies as being quality place.

LINDA SIMS: Now your cash bounce has decreased quite a bit recently, where are you spending your money?

DAVID WATKINS: We’ve been spending funds on continuing exploration and pursuing development opportunities. Both companies, in particular Canyon has been drilling, continuing to drill on some of their properties and we’ve been pursuing exploration on our own, and just the very fact of doing a transaction like the merger soaks up more money than we could have ever imagined.

LINDA SIMS: Right, and Nevada, California, that gold belt, isn’t the only place that you’re operating right now, right? You’ve got other explorations going on?

DAVID WATKINS: We do but that is our principal focus. Atna has other properties in Canada and in Chile but to maintain our focus in the Western United States we’ve farmed all of those out to other companies that are working to spending money on our behalf on those as well.

LINDA SIMS: Can you give us a timeline on the project then, when you expect to be into production?

DAVID WATKINS: Well assuming that we’re successful with the merger then we would expect to have Canyon’s Briggs property into production before the end of this year. And then, all things being equal, we would expect to have their second property, a nearby one, which is complimentary in terms of processing and management, in production sometime during the second quarter of next year. There’s a little less certainty around Atna’s project because Barrick is the operator while they exercise a clawback on it but they’re presently on course to spend 30 million dollars before April of next year, and it’s my opinion that that will be more than enough to get that property into production as well.

LINDA SIMS: Ok, so money’s not a concern on that front.

DAVID WATKINS: Exactly.

LINDA SIMS: Great. I just want to ask you about the price of gold because obviously where it’s headed is important to you, but (inaudible) looking at gold more as a financial instrument than a commodity right now.

DAVID WATKINS: That’s correct. I think gold has a long history as a financial instrument and if you look at it as a commodity there are many things that are changing but no matter how you cut it the industrial use and the use of jewelry is not only somewhat discretionary but it doesn’t make a lot of, you can’t make any predictive things from measuring supply and demand, so it really is as a financial instrument I think that gold takes its value.

LINDA SIMS: And where do you see it headed?

DAVID WATKINS: Oh, upwards.

(Laughs)

LINDA SIMS: Putting any targets on it?

DAVID WATKINS: I would chose somewhere, I’d choose a range between 1,500 and 2,000 dollars and that because I really look at that as being a realistic reflection of what the price peeked at back in 1980, just in dollars adjusted to the day.

LINDA SIMS: Right.

DAVID WATKINS: And that also explains why it’s a financial instrument. It retains value. No matter what happens to currencies, they can come and they can go, but gold retains value even if it’s up or down.

LINDA SIMS: Well thanks for coming in seeing us today.

DAVID WATKINS: My pleasure Linda, thank you.

LINDA SIMS: Our guest has been David Watkins, he’s President and CEO of Atna Resources. (sf)